Exhibit 99.2

PRIMECH HOLDINGS LTD.

AUDIT COMMITTEE CHARTER

PURPOSE

The purpose of the Audit Committee (the “Committee”) of the Board of Directors (the “Board”) of Primech Holdings Ltd., a Singapore incorporated company (the “Company”), shall be to oversee the Company’s accounting and financial reporting processes and the audit of the Company’s financial statements. To further this purpose, in discharging the responsibilities set forth below, the policy of the Committee shall be to maintain and foster an open avenue of communication among the Committee, the Company’s financial management and the Company’s independent auditors.

COMPOSITION

The Committee shall consist of at least three directors, who shall be appointed by the Board and serve at the discretion of the Board. Vacancies occurring on the Committee shall be filled by the Board.

Each member of the Committee shall satisfy the independence requirements of the Securities Exchange Act of 1934, as amended, and the rules of the Nasdaq Stock Market. No member of the Committee can have participated in the preparation of the Company’s or any of its subsidiaries’ financial statements at any time during the past three years.

Each member of the Committee must be able to read and understand fundamental financial statements, including the Company’s balance sheet, income statement and cash flow statement. At least one member of the Committee must have past employment experience in finance or accounting, requisite professional certification in accounting or other comparable experience or background that leads to financial sophistication (including, without limitation, being or having been a chief executive officer, chief financial officer or other senior officer with financial oversight responsibilities), as the Board interprets such qualification in its business judgment. At least one member of the Committee must be an “audit committee financial expert” as defined in Item 407(d)(5) of Regulation S-K. A person who satisfies this definition of audit committee financial expert will also be presumed to have financial sophistication.

MEETINGS

The Committee shall hold such regular or special meetings as its members deem necessary or appropriate. The Committee shall report regularly to the Board regarding its actions and make recommendations to the Board as appropriate.

The Committee shall meet separately, and periodically, with management and representatives of the Company’s independent auditors, and shall invite such individuals to its meetings as it deems appropriate, to assist in carrying out its duties and responsibilities.

However, the Committee shall also meet without such individuals present.

The Committee shall be governed by the same rules regarding meetings (including meetings in person or by telephone or other similar communications equipment), action without meetings, notice, waiver of notice, and quorum and voting requirements as are applicable to the Board as described in the Company’s amended and restated bylaws.

The Board shall designate a member of the Committee as the chairperson. The chairperson (or his or her designee) shall preside at all meetings of the Committee.

AUTHORITY

The Committee shall have the authority, in its sole discretion, to retain and obtain the advice and assistance of independent outside counsel and such other advisors as it deems necessary to fulfill its duties and responsibilities under this Charter. The Committee shall set the compensation, and oversee the work, of any outside counsel and other advisors. The Committee shall receive appropriate funding from the Company, as determined by the Committee in its capacity as a committee of the Board, for the payment of compensation to the Company’s independent auditors, any other accounting firm engaged to perform services for the Company, any outside counsel and any other advisors to the Committee.

Each member of the Committee shall have full access to all books, records, facilities and personnel of the Company as deemed necessary or appropriate by any member of the Committee to discharge the responsibilities hereunder.

The approval of this Charter by the Board shall be construed as a delegation of authority to the Committee with respect to the responsibilities set forth herein.

RESPONSIBILITIES

The Committee shall have the authority and responsibilities set forth below; provided, however, that the Committee may supplement or deviate from these activities as appropriate under the circumstances (except as otherwise required by applicable laws or rules). The Committee shall have the authority to delegate any of its responsibilities, along with the authority to take action in relation to such responsibilities, to one or more subcommittees as the Committee may deem appropriate in its sole discretion (except as otherwise required by applicable laws or rules).

1. INDEPENDENT AUDITORS.

(a) Selection and Retention. To select and retain an independent registered public accounting firm to act as the Company’s independent auditors for the purpose of auditing the Company’s annual financial statements, books, records, accounts and internal controls over financial reporting (the independent registered public accounting firm so selected and retained, the “independent auditors”), subject to ratification by the Company’s shareholders of the selection of the independent auditors and such other requirements under applicable laws; to set the compensation of the independent auditors; to oversee the work done by the independent auditors; and to terminate the independent auditors, if necessary. The Committee shall take the appointment under advisement if a ratification proposal is submitted to shareholders and such appointment is not so ratified. The independent auditors shall at all times report directly and be accountable to the Committee.

(b) Independence. At least annually, to obtain and review a formal written statement by the Company’s independent auditors delineating all relationships between the independent auditors and the Company, and review management consulting services and related fees provided by the independent auditors, consistent with applicable requirements of the Public Company Accounting Oversight Board (United States) (the “PCAOB”), and to actively engage in a dialogue with the independent auditors with respect to any disclosed relationships or services that may impact the objectivity and independence of the independent auditors.

(c) Evaluation and Rotation. At least annually, to evaluate the qualifications, performance and independence of the Company’s independent auditors, including an evaluation of the lead audit partner; and to assure the regular rotation of the lead audit partner at the independent auditors and consider regular rotation of the accounting firm serving as the independent auditors.

(d) Former Employees of Auditor. To consider and, if deemed appropriate, adopt a policy regarding Committee pre-approval of employment by the Company of individuals employed or formerly employed by the Company’s independent auditors and engaged on the Company’s account.

2. OTHER ACCOUNTANTS. To select, retain, compensate, oversee and terminate, if necessary, any other registered public accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the Company. The other registered public accounting firm so selected and retained shall at all times report directly and be accountable to the Committee.

3. PRE-APPROVAL. To pre-approve all audit and permitted non-audit and tax services that may be provided by the Company’s independent auditors or other registered public accounting firms and establish policies and procedures for the Committee’s pre-approval of permitted services by the independent auditors or other registered public accounting firms on an on- going basis.

4. DISCUSSION OF THE AUDIT. To review and discuss with the Company’s independent auditors (a) the independent auditors’ responsibilities under generally accepted auditing standards and the responsibilities of management in the audit process, (b) the overall audit strategy, (c) the scope and timing of the annual audit and (d) any significant risks identified during the independent auditors’ risk assessment procedures.

5. AUDIT RESULTS. To review and discuss with management and the Company’s independent auditors, the results of the annual audit, including the independent auditors’ assessment of the quality, not just acceptability, of the Company’s accounting principles and practices, the independent auditors’ views about qualitative aspects of the Company’s significant accounting practices, the reasonableness of significant judgments and estimates (including material changes in estimates), any material audit adjustments proposed by the independent auditors and any adjustments proposed but not recorded, the adequacy of the disclosures in the financial statements and any other matters required to be communicated to the Committee by the independent auditors under generally accepted auditing standards, including the standards of the PCAOB, as appropriate.

6. ACCOUNTING REPORT. To review and discuss with the Company’s independent auditors (a) all critical accounting policies and practices to be used in the audit; (b) all alternative treatments of financial information within Generally Accepted Accounting Principles (“GAAP”) that have been discussed with management, the ramifications of the use of such alternative treatments and the treatment preferred by the independent auditors; and (c) other material written communications between the independent auditors and management.

7. AUDIT PROBLEMS. To review and discuss with the Company’s independent auditors and management (a) any audit problems or difficulties, including difficulties encountered by the independent auditors during their audit work (such as restrictions on the scope of their activities or their access to information); (b) any significant disagreements between management and the independent auditors, whether or not resolved, regarding financial reporting, accounting practices or policies or other matters, that individually or in the aggregate could be significant to the Company’s financial statements or the independent auditors’ report; and (c) management’s response, if any, to these problems, difficulties or disagreements; and to attempt to resolve any disagreements regarding financial reporting.

8. FINANCIAL STATEMENT ISSUES. To review and discuss with management and the Company’s independent auditors, as appropriate, significant issues that arise regarding accounting principles and financial statement presentations, including critical accounting policies and practices, alternative accounting policies available under GAAP related to material items discussed with management, the potential impact on the Company’s financial statements of off- balance sheet structures and any other significant reporting issues and judgments, significant regulatory, legal and accounting initiatives or developments that may have a material impact on the Company’s financial statements, compliance programs and policies if, in the judgment of the Committee, such review is necessary or appropriate.

9. INTERNAL CONTROLS. To confer with management and the Company’s independent auditors, as appropriate, regarding the scope, adequacy and effectiveness of the Company’s internal controls, including any significant deficiencies or material weaknesses in the design or operation of, and any material changes in, the Company’s internal controls and any special audit steps adopted in light of any material control deficiencies; and to review with management and the independent auditors any fraud, whether or not material, that includes management or other employees with a significant role in such internal controls.

10. OTHER COMMUNICATIONS WITH THE AUDITORS. To review and discuss with the Company’s independent auditors any other matters required to be discussed by PCAOB Auditing Standard No. 16, Communications with Audit Committees, as it may be amended from time to time, including, without limitation, the independent auditors’ valuation of the quality of the Company’s financial reporting, information relating to significant unusual transactions and the business rationale for such transactions and the independent auditors’ evaluation of the Company’s ability to continue as a going concern.

11. AUDITED FINANCIAL STATEMENT REVIEW. Upon completion of the audit, to review and discuss with the Company’s independent auditors and management the Company’s annual audited financial statements (including the related notes), the form of audit opinion to be issued by the independent auditors on the financial statements and the disclosure under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” to be included in the Company’s annual report on Form 10-K before the Form 10-K is filed.

12. REQUIRED AUDIT DISCLOSURE AND AUDIT COMMITTEE REPORT. To recommend to the Board that the audited financial statements be included in the Company’s annual report on Form 10-K; and to review the disclosures regarding the Company’s independent auditors and other matters related to the Committee’s activities to be included in the Company’s filings with the Securities and Exchange Commission.

13. QUARTERLY RESULTS AND EARNINGS INFORMATION. To review and discuss with the Company’s independent auditors and management the Company’s quarterly financial statements and the disclosure under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” to be included in the Company’s annual report on Form 20-F or interim financial report on Form 6-K.

14. INTERNAL AUDIT. To review, discuss with the Company’s independent auditors, and approve, the functions of any internal audit department established by the Company, including its purpose, organization, responsibilities, budget and performance; and to review the scope, performance and results of such department’s internal audit plans, including any reports to management and management’s response to those reports.

15. EARNINGS INFORMATION. To review and discuss with management and the Company’s independent auditors, as appropriate, (a) earnings press releases, (b) any press releases containing information relating to material financial developments, and (c) any financial information and earnings guidance provided to analysts and ratings agencies, in all cases including the type of information to be disclosed, the type of presentation to be made and the use of any pro forma or adjusted non- GAAP information.

16. RISK ASSESSMENT AND MANAGEMENT. To review and discuss with management and, as appropriate, the Company’s independent auditors, the Company’s guidelines and policies with respect to risk assessment and risk management, including the Company’s major financial risk exposures and the steps taken by management to monitor and control these exposures; and to review and discuss with management insurance programs, including director and officer insurance, product liability insurance and general liability insurance (but excluding compensation and benefits-related insurance) if, in the judgment of the Committee, such review is necessary or appropriate.

17. LEGAL, REGULATORY AND ETHICAL COMPLIANCE. To monitor and administer, and to review with the Company’s independent auditors the results of its review of management’s efforts to monitor compliance with, the Company’s Code of Business Conduct and Ethics, as amended from time to time; to review the Company’s compliance with applicable laws and regulations and to oversee any other policies, procedures and programs designed to promote such compliance.

18. COMPLAINT PROCEDURES. To establish and oversee procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters and the confidential and anonymous submission by employees of concerns regarding questionable accounting or auditing matters, and to establish and oversee such procedures as the Committee may deem appropriate for the receipt, retention and treatment of complaints received by the Company with respect to any other matters that may be directed to the Committee for review and assessment.

19. RELATED-PERSON TRANSACTIONS. To review, approve and oversee any transaction between the Company and any related person (as defined in Item 404 of Regulation S- K) and any other potential conflict of interest situations on an ongoing basis, in accordance with Company policies and procedures, and to develop policies and procedures for the Committee’s approval of related party transactions

20. COMMITTEE EVALUATION AND CHARTER REVIEW. To conduct an annual evaluation of the performance of the Committee, and to review and assess the adequacy of this Charter annually and recommend any proposed changes to the Board for approval.

21. GENERAL AUTHORITY. To perform such other functions and to have such powers as may be necessary or appropriate in the efficient and lawful discharge of the foregoing.

The primary role of the Committee shall be to oversee the financial reporting and disclosure process. It shall be the responsibility of management to prepare the Company’s financial statements and periodic reports and the responsibility of the Company’s independent auditors to audit those financial statements. These functions shall not be the responsibility of the Committee, nor shall it be the Committee’s responsibility to ensure that the financial statements or periodic reports are complete and accurate, conform to GAAP or otherwise comply with applicable laws.